Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Q3 2022 Events, Including the Q3 Daily TCE Revenues and Exercise of Purchase Options

Sep 6, 2022

MONACO, Sept. 06, 2022 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announces an update on Q3 2022 events, including the Q3 2022 quarter to date Daily TCE Revenues and the exercise of purchase options on eight ships.

Third Quarter of 2022 Daily Time Charter Equivalent (“TCE”) Revenues

Below is a summary of the average daily TCE revenue and duration of contracted voyages in the pools and spot market and time charters outside of the pools for the Company’s vessels thus far in the third quarter of 2022:

	Pool and Spot Market			Time Charters Out of the Pool
	Avg. Daily TCE	Projected	% of	Avg. Daily TCE	Projected	% of
	TCE Revenue(1)	Revenue Days (2)	Days	TCE Revenue(1)	Revenue Days (2)	Days
LR2	$50,000	3,150	92%	$28,500	408	100%

MR	$42,000	5,000	85%	$22,000	328	100%

Handymax	$43,000	1,275	74%	N/A	N/A	N/A

(1) TCE Revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

(2) Projected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of projected off-hire days during the period associated with major repairs or drydockings. Consequently, Projected Revenue Days represent the total number of projected days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

The Exercise of Purchase Options on Eight Ships

The Company has given notice to exercise its purchase options on two Handymax product tankers (STI Battersea and STI Wembley), four MR product tankers (STI Ville, STI Texas City, STI Meraux and STI Brooklyn), and two LR2 product tankers (STI Rose and STI Rambla). These vessels were sold and leased back by the Company in the third quarter of 2018. The leases bear interest at LIBOR plus a margin of 3.60% – 3.70% per annum. The purchases, which are expected to occur in the fourth quarter of 2022, are expected to result in a debt reduction of $133 million for the Company and a reduction of the breakeven by approximately $665 per day.

As previously announced in June 2022, the Company exercised its purchase options on six 2014 built MR product tankers (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina), and this transaction was concluded in August 2022 when the Company repurchased the six vessels for $95 million, which reduced its debt balance for the same amount. The transactions reduced the Company’s breakeven by approximately $555 per day.

New Time Charter Out Agreement

In August 2022, the Company entered into a time charter-out agreement on a LR2 product tanker, STI Lombard, for three years at the rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.

Fully Diluted Share Count for Q3 2022

The Company estimates that the fully diluted weighted average number of shares for the earnings per share calculation under the if-converted method will be approximately 63 million shares for the three months ended September 30, 2022.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 6.7 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com